Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

August 13, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stacey Peikin
Lilyanna Peyser Aamira Chaudhry Joel Parker

Re:	Udemy, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 12, 2021 CIK No. 0001607939

Ladies and Gentlemen:

On behalf of our client, Udemy, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated August 5, 2021, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on July 12, 2021 (“Amendment No. 1”). The Company has also revised Amendment No. 1 (the “Revised Draft Registration Statement”) and is concurrently submitting via EDGAR this letter and the Revised Draft Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 1 submitted on July 12, 2021), all page references herein correspond to the page of the Revised Draft Registration Statement.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG     LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI     WASHINGTON, DC    WILMINGTON, DE

U.S. Securities and Exchange Commission

August 13, 2021

Draft Registration Statement on Form S-1 Submitted July 12, 2021

Prospectus Summary

Integrating our UB offering with employees’ workflow, page 7

1.

We note your revised disclosure in response to comment 3. Please revise to clarify what you mean by “customers’ learning management systems and learning experience platforms,” and how you intend to integrate with these workflows.

In response to the Staff’s comment, the Company has revised its disclosure on pages 7 and 92 of the Revised Draft Registration Statement.

Risk Factors

Our platform relies on…., page 17

2.

We note your response to comment 6. Please revise your disclosure to quantify the number or proportion of instructors who provide the bulk of instruction, as well as what you mean by the “bulk” of instruction.

In response to the Staff’s comment, the Company has revised its disclosure on page 17 of the Revised Draft Registration Statement to quantify the instructors providing the bulk of instruction, which the Company defines as a majority of its course enrollments by learners on its platform.

General

3.	Please expand on or clarify the manner in which instructors earn fees, including:

•	whether an instructor is paid a flat fee per subscriber to each of its courses, a percentage of overall payments made by subscribers to one or all of its courses, or otherwise;

In response to the Staff’s comment, the Company has revised its disclosure on page 67 of the Revised Draft Registration Statement to further clarify the nature of the Company’s arrangements with instructors, which are determined as a percentage of the sales generated by the instructor’s content, and not a flat fee.

•	whether instructors agree to provide course content for a minimum term; and

In response to the Staff’s comment, the Company has revised its disclosure on pages 17 and 62 of the Revised Draft Registration Statement.

When an instructor submits course content to the Company’s platform, the instructor grants the Company a license to deliver sublicenses to the course content to learners through the Company’s platform. Once the Company has entered into an arrangement with a learner to deliver access to a course, the Company controls a perpetual right to deliver lifetime access to the course to the learner.

The Company respectfully advises the Staff that, as referenced on pages 17 and 90, contractually, instructors have a right to request that the Company stop offering their courses for new learner enrollments through the Company’s consumer marketplace or subscription offerings. However, the Company retains the right to continue offering the course to new users for 60 days after receipt of the removal request on the consumer marketplace and 12 months after receipt of the request for its subscription offerings.

U.S. Securities and Exchange Commission

August 13, 2021

As referenced on page 62, an instructor’s course removal right is prospective and the Company retains its license to the content in order to deliver lifetime access for any learners who had previously enrolled in the course prior to removal.

•	whether and how different courses and/or instructors are priced differently.

The Company respectfully advises the Staff that, for courses offered on its consumer marketplace, each instructor selects a list price from a set of pricing tiers when they create a course. However, most instructors elect to allow the Company to control the price at which courses are sold at its discretion. As referenced on page 87, the Company’s machine learning pricing algorithms analyze supply and demand for the content categories, topics, and courses on the Company’s platform to help it determine an optimal price for each course on a per-country basis. The Company adjusts pricing over time to maximize overall revenue while maintaining competitive pricing.

Additionally, for its subscription offerings, the Company determines pricing at its sole discretion based on volume, length of contract, geographic variations, and a number of other factors as described on pages 87-88.

In addition, please discuss the material terms of any refund policy offered to content users.

The Company respectfully advises the Staff that, as stated in the Company’s revenue recognition policy on pages 77-78, with respect to single course purchases, consumers may request a full refund within 30 days after the initial purchase transaction, subject to certain refund policy guidelines, after which refunds may be granted solely in the Company’s discretion. As a general matter, the Company’s subscription offerings are non-refundable. Instructors are not involved in the refund process, and do not receive payment for courses that are refunded during the 30-day period. The Company has historically not sought recovery from instructors with respect to refunds made at the Company’s discretion after the 30-day refund period has lapsed, as these amounts in question generally have not been material.

General

4.

Please discuss any relevant agreements and policies between you and your instructors regarding instructor content, such as agreements with instructors regarding their infringement on the intellectual property rights of others (e.g., as a result of using copyrighted text or video in a course), the division of responsibilities and consequences between you and instructors of any such infringement, and whether or how you ensure (ahead of time or after the fact) that such infringement does not occur. Please also discuss any relevant agreements or policies regarding inappropriate course content.

In response to the Staff’s comment, the Company has revised its disclosure on pages 21 and 88 of the Revised Draft Registration Statement.

Supplementally, the Company respectfully advises the Staff that, with regards to agreements and policies, as referenced on page 21, instructors agree to comply with the Company’s Terms of Use, Instructor Terms, and Trust & Safety policies. Under the terms of these policies, instructors warrant that

U.S. Securities and Exchange Commission

August 13, 2021

their content does not infringe or misappropriate any third party’s intellectual property rights. As referenced on page 73, violations of the Company’s policies can result in actions against an instructor’s account, including a permanent ban from the platform.

Additionally, with regards to the responsibilities for, consequences of, and handling of potential infringement, the Company’s Terms of Use remind instructors that they are responsible for ensuring that their content does not infringe third-party rights. However, as more fully discussed on page 21, the Company is also subject to potential liability for infringing material included in courses. To address this risk, the Company maintains a copyright complaint reporting form that allows third-party rightsholders to report potential infringement to the Company. Where a complaint is validated, the Company’s Trust & Safety team takes action against the content and accounts involved, as described on page 21.

Lastly, with regards to agreements or policies regarding inappropriate course content, as referenced on page 87, the Company’s Terms of Use, Instructor Terms, and Trust & Safety policies also prohibit the upload of any inappropriate content, including offensive or false content. Violations of these requirements can result in actions against an instructor’s account, including a permanent ban from the platform. Additionally, the Company maintains a Restricted Topics policy that prohibits certain inappropriate topics, including those related to violence, discrimination, and illegal activities. As part of the publication process, the Company rejects submitted courses that it believes violate this policy.

*****

U.S. Securities and Exchange Commission

August 13, 2021

Please direct any questions regarding the Company’s responses or the Revised Draft Registration Statement to me at (650) 849-3223 or tjeffries@wsgr.com or Christina Poulsen at (650) 849-3245 or cpoulsen@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Gregg Coccari, Udemy, Inc.

Sarah Blanchard, Udemy, Inc.

Ken Hirschman, Udemy, Inc.

Victoria Nemiah, Udemy, Inc.

Yoichiro Taku, Wilson Sonsini Goodrich & Rosati, P.C.

Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.

Daniel N. Webb, Simpson Thacher & Bartlett LLP